UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ACTIONS SEMICONDUCTOR CO., LTD.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
00507E107
(CUSIP Number)
Initial Public Offering – November 30, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|	Rule 13d-1(b)
|_|	Rule 13d-1(c)
|X|	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (01-06)	Page 1 of 5 pages

CUSIP No.00507E107

____________________________________________________________________________________________________

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

TETRAD VENTURES PTE LTD.

____________________________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)	X

____________________________________________________________________________________________________

3.	SEC Use Only

____________________________________________________________________________________________________

4.	Citizenship or Place of Organization Singapore

____________________________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	None
	6. Shared Voting Power	48,916,807 ordinary shares[1]
	7. Sole Dispositive Power	None
	8. Shared Dispositive Power	48,916,807 ordinary shares[1]

____________________________________________________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	48,916,807 ordinary shares[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	9.5%

____________________________________________________________________________________________________

12.	Type of Reporting Person (See Instructions)	OO (Singapore corporation)

____________________________________________________________________________________________________

____________________________________________________________________________________________________

1. Represents ordinary shares and American Depositary Shares held of record by Tetrad Ventures Pte Ltd. 6,900,000 ordinary shares out of a total of 48,916,807 ordinary shares are represented by 1,150,000 American Depositary Shares.

Page 2 of 5 pages

CUSIP No.00507E107

____________________________________________________________________________________________________

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

GIC SPECIAL INVESTMENTS PTE LTD

____________________________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)	X

____________________________________________________________________________________________________

3.	SEC Use Only

____________________________________________________________________________________________________

4.	Citizenship or Place of Organization Singapore

____________________________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	None
	6. Shared Voting Power	48,916,807 ordinary shares[1]
	7. Sole Dispositive Power	None
	8. Shared Dispositive Power	48,916,807 ordinary shares[1]

____________________________________________________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	48,916,807 ordinary shares[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	9.5%

____________________________________________________________________________________________________

12.	Type of Reporting Person (See Instructions)	OO (Singapore corporation)

____________________________________________________________________________________________________

____________________________________________________________________________________________________

1. Represents ordinary shares and American Depositary Shares held of record by Tetrad Ventures Pte Ltd. 6,900,000 ordinary shares out of a total of 48,916,807 ordinary shares are represented by 1,150,000 American Depositary Shares.

SEC 1745 (12-02)	Page 3 of 5 pages

CUSIP No.00507E107

____________________________________________________________________________________________________

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD.

____________________________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)	X

____________________________________________________________________________________________________

3.	SEC Use Only

____________________________________________________________________________________________________

4.	Citizenship or Place of Organization Singapore

____________________________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	None
	6. Shared Voting Power	48,916,807 ordinary shares[1]
	7. Sole Dispositive Power	None
	8. Shared Dispositive Power	48,916,807 ordinary shares[1]

____________________________________________________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	48,916,807 ordinary shares[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	9.5%

____________________________________________________________________________________________________

12.	Type of Reporting Person (See Instructions)	OO (Singapore corporation)

____________________________________________________________________________________________________

____________________________________________________________________________________________________

1. Represents ordinary shares and American Depositary Shares held of record by Tetrad Ventures Pte Ltd. 6,900,000 ordinary shares out of a total of 48,916,807 ordinary shares are represented by 1,150,000 American Depositary Shares.

SEC 1745 (12-02)	Page 4 of 5 pages

CUSIP No.00507E107

____________________________________________________________________________________________________

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

GOVERNMENT OF SINGAPORE

____________________________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)	X

____________________________________________________________________________________________________

3.	SEC Use Only

____________________________________________________________________________________________________

4.	Citizenship or Place of Organization Singapore

____________________________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	None
	6. Shared Voting Power	48,916,807 ordinary shares[1]
	7. Sole Dispositive Power	None
	8. Shared Dispositive Power	48,916,807 ordinary shares[1]

____________________________________________________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	48,916,807 ordinary shares[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	9.5%

____________________________________________________________________________________________________

12.	Type of Reporting Person (See Instructions)	OO (Singapore corporation)

____________________________________________________________________________________________________

____________________________________________________________________________________________________

1. Represents ordinary shares and American Depositary Shares held of record by Tetrad Ventures Pte Ltd. 6,900,000 ordinary shares out of a total of 48,916,807 ordinary shares are represented by 1,150,000 American Depositary Shares.

SEC 1745 (12-02)	Page 5 of 5 pages

Item 1.

(a)	Name of Issuer

Actions Semiconductor Co., Ltd.

(b)	Address of Issuer's Principal Executive Offices

15-1, No.1, HIT Road,

Tangjia, Zhuhai,

Guangdong, 519085,

People’s Republic of China

Item 2.

(a)	Name of Person Filing
I.	Tetrad Ventures Pte Ltd.
II.	GIC Special Investments Pte Ltd
III.	Government of Singapore Investment Corporation Pte Ltd.
IV.	Government of Singapore
(b)	Address of Principal Business Office or, if none, Residence
I, II, & III	168 Robinson Road,

#37-01 Capital Tower,

Singapore

IV	c/o	Government of Singapore Investment Corporation Pte Ltd.

168 Robinson Road,

#37-01 Capital Tower,

Singapore

(c)	Citizenship
	I, II, III, & IV	Singapore
(d)	Title of Class of Securities
Ordinary Shares, some of which are represented by American Depositary Shares.
(e)	CUSIP Number
00507E107

Item 3.	Not applicable
Item 4.	Ownership

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

		Power to Vote		Power to Dispose
Person	No. of Securities Beneficially Owned	Sole[1]	Shared[1]	Sole[1]	Shared[1]
Tetrad Ventures Pte Ltd.	48,916,807	0	48,916,807	0	48,916,807
GIC Special Investments Pte Ltd	48,916,807	0	48,916,807	0	48,916,807
Government of Singapore Investment Corporation Pte Ltd.	48,916,807	0	48,916,807	0	48,916,807
Government of Singapore	48,916,807	0	48,916,807	0	48,916,807
Total (all Reporting Persons) [2]	48,916,807	0	48,916,807	0	48,916,807

[1]

Tetrad Ventures Pte Ltd. shares voting power and dispositive power over the 48,916,807 ordinary shares held of record by it with GIC Special Investments Pte Ltd, Government of Singapore Investment Corporation Pte Ltd., and Government of Singapore.

[2]	The reporting persons disclaim membership in a group.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

As described above, the ordinary shares being reported on this Schedule 13G are held of record by Tetrad Ventures Pte Ltd.

Item 8.	Identification and Classification of Members of the Group

As described above, the ordinary shares being reported on this Schedule 13G are held of record by Tetrad Ventures Pte Ltd. While the existence of a group is not expressly affirmed pursuant to this filing, the reporting persons include the following additional entities, which may be deemed to exercise voting or dispositive power with respect to the ordinary shares held of record by Tetrad Ventures Pte Ltd.: GIC Special Investments Pte Ltd., Government of Singapore Investment Corporation Pte Ltd. and Government of Singapore.

See Items 2 and 4 of this Schedule 13G for additional information about the relationships among these parties.

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2006
Tetrad Ventures Pte Ltd.
Signature: /s/ Ng Koon Siong
Name: Ng Koon Siong
Title: Director

GIC Special Investments Pte Ltd
Signature: /s/ Ng Kin Sze
Name: Ng Kin Sze
Title: Senior Executive Vice President

Government of Singapore Investment Corporation Pte Ltd.
Signature: /s/ Ng Kin Sze	Signature: /s/ Ho Yuit Mun
Name: Ng Kin Sze	Name: Ho Yuit Mun
Title: Senior Executive Vice President	Title: Director

Government of Singapore by Government of Singapore Investment Corporation Pte Ltd, its attorney-in-fact
Signature: /s/ Ng Kin Sze	Signature: /s/ Ho Yuit Mun
Name: Ng Kin Sze	Name: Ho Yuit Mun
Title: Senior Executive Vice President	Title: Director

Exhibit Index

A.            Copy of Power of Attorney by Minister for Finance, Singapore dated 5 March 1998. (Incorporated by reference to Exhibit No. 1 to Schedule 13G, dated March 23, 1998, regarding SPDR Trust Series 1).

B.	Joint Filing Agreement

Exhibit A

Incorporated by reference to Exhibit No. 1 to Schedule 13G, dated March 23, 1998, regarding SPDR Trust Series 1

Exhibit B

Joint Filing Agreement

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares (and American Depositary Shares) of Actions Semiconductor Co., Ltd. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G. Each of the undersigned acknowledges that each shall be responsible for the timely filing of amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date: February 3, 2006
Tetrad Ventures Pte Ltd.
Signature: /s/ Ng Koon Siong
Name: Ng Koon Siong
Title: Director

GIC Special Investments Pte Ltd
Signature: /s/ Ng Kin Sze
Name: Ng Kin Sze
Title: Senior Executive Vice President

Government of Singapore Investment Corporation Pte Ltd.
Signature: /s/ Ng Kin Sze	Signature: /s/ Ho Yuit Mun
Name: Ng Kin Sze	Name: Ho Yuit Mun
Title: Senior Executive Vice President	Title: Director

Government of Singapore by Government of Singapore Investment Corporation Pte Ltd, its attorney-in-fact
Signature: /s/ Ng Kin Sze	Signature: /s/ Ho Yuit Mun
Name: Ng Kin Sze	Name: Ho Yuit Mun
Title: Senior Executive Vice President	Title: Director